EXHIBIT 99.1

02 April 2020
National Grid plc

National Grid appoints President of US Business
and Managing Director of National Grid Ventures

Badar Khan has been appointed President of the US Business, following the departure of Dean Seavers at the end of 2019. Badar has been acting as interim President since November 2019.

Commenting on the appointment, John Pettigrew, Group Chief Executive said, “Badar has proven to be a strong leader in his three years at National Grid. He’s made a confident start running the US business and knows National Grid well. Badar has extensive experience in power, gas, energy-related services and renewable energy, and he has worked for a number of US companies in retail power markets. His considerable experience in customer facing roles will be essential in steering the US business now and in the future. I’m confident that he and his team will continue to grow the business and lead our people in their crucial work.”

Badar Khan joined National Grid in April 2017 as Group Director Corporate Development and President, National Grid Ventures, which included responsibility for Group Strategy and National Grid Partners. Prior to National Grid, Badar worked at Centrica plc for 14 years in the US and UK, including four years as CEO of Direct Energy, its North American subsidiary.

Jon Butterworth has been appointed Managing Director of National Grid Ventures and a member of the Group Executive Committee, after fulfilling this role on an interim basis since November 2019.

Commenting on Jon Butterworth’s appointment, John Pettigrew, Group Chief Executive, said, “Jon is a proven leader who has been a driving force behind the sustained success of our business for many years, serving in a wide range of senior leadership roles. Under his leadership, National Grid Ventures will continue to play a critical role in accelerating the development of a clean energy future for consumers across the UK, US and Europe.”

Jon was previously Chief Operating Officer, Global Transmission, National Grid Ventures. He is also a non-executive director of South West Water.

Investors and Analysts

Nick Ashworth James Flanagan
Media

Molly Neal

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as the impact of COVID-19 on our operations, our employees, our counterparties, our funding and our regulatory and legal obligations, but also, more widely, changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-2 price controls as well as increased economic uncertainty resulting from COVID-19; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 212 to 215 of National Grid’s most recent Annual Report and Accounts as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2019 published on 14 November 2019. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.